Exhibit 99.1

China Yuchai International Reports
First Quarter 2009 Unit Sales

Singapore, Singapore – May 12, 2009 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced that the total number of diesel engines sold by the Company’s major operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”) during the first quarter of 2009 was 121,749 units compared with 127,962 units in the same quarter of 2008.

According to the China Association of Automobile Manufacturers, total automobile sales grew by approximately 4.8% in the first quarter of 2009 compared with the same period in 2008. There was notably a strong rebound in March 2009 of approximately 6% compared with March 2008 primarily due to a series of financial stimulus measures introduced in February 2009 by the Central Government of China in response to the global economic crisis, which included cash incentives for the purchase of smaller vehicles as well as for the replacement of agricultural machinery. In March 2009, sales of passenger cars leapt 10.3% from 700,500 to 772,400 but in the commercial sector in which GYMCL concentrates, sales dropped 5.3%. Although GYMCL benefitted from the strong rebound in March 2009 because of its wide range of products in the light and medium-duty sectors which enabled it to maintain its No. 1 ranking in China for unit sales, according to the statistics released by the China Association of Automobile Manufacturers, the proportion of the lower margin 4 cylinder engines sold increased compared to the same period last year. It is to be noted that the full impact on GYMCL’s operations arising from the various stimulus measures recently announced by the Chinese government has yet to be assessed.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement
This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com